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SEC FILE NUMBER
8- 53185

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gerson Lehrman Group Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue
(No. and Street)

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Hutzel 212-984-8539
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if *individual, state last, first, middle name*)

Five Times Square (Address) New York (city) New York (State) 10036-6530 (Zip Code)

SEC MAIL PROCESSING RECEIVED
MAR 01 2006
WASH. D.C. 203 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Blumstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerson Lehrman Group Brokerage Services LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director, CCO
Title

[signature]
Notary Public

CHRISTIAN PATRICK SCIRE
NOTARY PUBLIC, State Of New York
No. 01SC6059231
Qualified In Richmond County
Commission Expires May 09, 2007
2/27/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Gerson Lehrman Group Brokerage Services, LLC

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Gerson Lehrman Group Brokerage Services, LLC

Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
Gerson Lehrman Group Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Gerson Lehrman Group Brokerage Services, LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Gerson Lehrman Group Brokerage Services, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 10, 2006

Gerson Lehrman Group Brokerage Services, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$10,528,809
Due from brokers	1,396,353
Other assets	58,797
Total assets	$11,983,959
Liabilities and member's equity	
Accrued expenses and other liabilities	43,900
Total liabilities	43,900
Member's equity	11,940,059
Total liabilities and member's equity	$11,983,959

See accompanying notes.

Gerson Lehrman Group Brokerage Services, LLC

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Gerson Lehrman Group Brokerage Services, LLC (the "Company") is a wholly owned subsidiary of Gerson Lehrman Group Inc. ("GLG" or the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Parent's principal business is to furnish research service to investment management professionals ("Clients"). The GLG research service gives the Parent's Clients access to knowledge from experts in various areas, including communications and information technology, healthcare and biomedical technology, and power and energy. The Company was organized as a broker-dealer to effect securities transactions with its customers, who are also investment management professionals, and, in connection therewith, to provide the Parent's research service to the customers. The Company has entered into a Research Access Agreement with the Parent under which the Parent delivers the GLG research directly to the Company's customers in consideration of commissions paid by the Customers to the Company for effecting securities transactions.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which is not reflected in the statement of financial condition, to its clearing brokers, which maintain the customers' accounts and clears such transactions.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents consist of cash investments in overnight money market accounts, which are primarily maintained at one bank. At times, the Company maintains cash deposits in financial institutions that exceed federally insured limits. The Company has not experienced any losses with respect to these deposits

2. Summary of Significant Accounting Policies (continued)

As a single member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member on its corporate income tax return.

3. Due from Brokers

At December 31, 2005, the amount due from brokers represents commissions receivable.

The Company's business includes arranging for the execution and clearance of securities transactions for its customers through other broker-dealers who serve as the Company's clearing agents. Securities transactions are subject to the risk of customer or counterparty non-performance. The Company has agreed to indemnify its clearing agents for any losses those agents may sustain due to non-performance by customers introduced by the Company to the clearing agents. The Company does not assume any risk of non-performance by counterparties to the extent that the transactions are effected with counterparties selected by the clearing agents and not by the Company. The associated risk is further limited to changes in the market value of the security through the settlement date. During 2005, all customer transactions were settled in accordance with the contracts made, and there were no requests for indemnification by any of the Company's clearing agents.

4. Related Party Transactions

The Company was organized as a broker-dealer by Parent to effect securities transactions with its customers, who are also investment management professionals, and, in connection therewith, to provide the Parent's research service to the customers. In accordance with the Research Access Agreement, the Company has agreed to compensate the Parent in exchange for research services.

The Company has also entered into an Expense Sharing Agreement with the Parent whereby the Company will reimburse the Parent for office/administrative services and employee/associated persons compensation and benefits.

The Research Access Agreement and the Expense Sharing Agreement entered into between the Company and the Parent are not necessarily indicative of the costs that would be incurred by the Company for the related expenses, had these transactions been entered with a third party on an arm's length basis.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2005, the Company had net capital of $11,733,210, which exceeded its minimum net capital requirement of $5,000 by $11,728,210.

Equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the NASD.